EXHIBIT 99.1

FirstService Completes Private Placement of $150 Million 3.84% Senior Notes With a 12 Year Term

TORONTO, Jan. 17, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) (TSX:FSV.PR.U) today announced that it has successfully completed the private placement of US$150 million of senior secured notes with a fixed interest rate of 3.84% and a term of twelve years. The notes were purchased directly by Prudential Capital Group and New York Life Investment Management. The notes are due January 16, 2025, with equal annual principal repayments beginning on the eighth anniversary date of issuance, for a ten-year average life.

This financing follows completion in early 2012, of a $350 million, 5 year revolving credit facility, which also provides for an additional $100 million incremental revolving credit facility available upon request by the Company and participation by its lenders.

Proceeds from the private placement were used to repay amounts outstanding under the Company's revolving credit facility, leaving over US$250 million immediately available to fund future growth, or up to $350 million including the incremental credit facility previously noted.

"Completion of this financing on very attractive terms provides us with a highly competitive cost of long-term debt capital, reflecting our financial strength, diversification, and historical track record of success," said John B. Friedrichsen, Senior Vice President & CFO. "We are very pleased to have added long-term capital from two of America's most prominent institutional, private placement investors, and delighted at the confidence they have expressed in our management team's commitment to building the company's well-managed, market-leading service platforms," he added.

"Securing $150 million of capital on terms superior to those obtained by many of our peers is indicative of our investment grade quality and a significant vote of confidence in our company," said Jay S. Hennick, Founder & CEO. "The combination of this financing together with our ambitious, but disciplined growth strategy, proven business model, and focus on global real estate services, will allow us to continue to deliver strong returns for our shareholders in the future as we have done over the past 20 years as a public company," he concluded.

ABOUT FIRSTSERVICE

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate; FirstService Residential, the largest manager of residential communities in North America; and Property Services, one of North America's largest providers of property-related services delivered through franchise and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com

FORWARD-LOOKING STATEMENTS

Certain statements included in this release contain words such as "could", "expects", "expectations", "may", "anticipates", "believes", "intends", "estimates" and "plans" (and similar expressions) and constitute "forward-looking statements" within the meaning of applicable securities law. These statements are based on FirstService's current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which FirstService and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which are difficult to predict and may cause the actual results, performance or achievements of FirstService, or outcomes or results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity and the cost of providing services; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and Canadian regulatory authorities. These statements, although considered reasonable by FirstService at the date of this press release, may prove to be inaccurate and consequently FirstService's actual results could differ materially from its expectations as set out or implied in this release. Unless otherwise required by applicable securities laws, FirstService disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         President & CEO
         FirstService Corporation
         (416) 960-9500

         John B. Friedrichsen
         Senior Vice President & CFO
         FirstService Corporation
         (416) 960-9500